SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                            FIRST MEDICAL GROUP, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    524816105
                                 (CUSIP Number)

                                 Dennis A. Sokol
                            First Medical Group, Inc.
                            1055 Washington Boulevard
                               Stamford, CT 06901
                                 (203) 327-0900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

               Page 1 of 14 Pages Exhibit Index Appears on Page 14

CUSIP No. 524816105                SCHEDULE 13D               Page 2 of 14 Pages


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SAJH Partners


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       00 - Partnership Contributions


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
   SHARES              2,167,391 shares of Common Stock and 199,400 shares of
   BENEFICIALLY        Preferred Stock (1) - See Responses to Items 5 and 6
   OWNED BY       --------------------------------------------------------------
   EACH           8    SHARED VOTING POWER
   REPORTING           -0-
   PERSON         --------------------------------------------------------------
   WITH           9    SOLE DISPOSITIVE POWER
                       2,167,391 shares of Common Stock and 199,400 shares of
                       Preferred Stock (1) - See Responses to Items 5 and 6
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,167,391 shares of Common Stock and 199,400 shares of
       Preferred Stock
--------------------------------------------------------------------------------
   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [  ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.61% of Common Stock and 19.22% of Preferred Stock

--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)


--------------------------------------------------------------------------------

     (1) The voting and dispositive power with respect to the shares of Common Stock held by SAJH Partners are vested solely in the Managing Partner as further described in Item 6 hereof.

CUSIP No. 524816105                SCHEDULE 13D               Page 3 of 14 Pages


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Dennis A. Sokol


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       Not Applicable


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
   SHARES              2,167,391 shares of Common Stock and 199,400 shares of
   BENEFICIALLY        Preferred Stock (1) - See Responses to Items 5 and 6
   OWNED BY     --------------------------------------------------------------
   EACH           8    SHARED VOTING POWER
   REPORTING           -0-
   PERSON      --------------------------------------------------------------
   WITH           9    SOLE DISPOSITIVE POWER
                       2,167,391 shares of Common Stock and 199,400 shares of
                       Preferred Stock (1) - See Responses to Items 5 and 6
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,167,391 shares of Common Stock and 199,400 shares of Preferred Stock as a result of being the Managing Partner of SAJH Partners. Mr Sokol owns additionally in his individual name 659,690 shares of Common Stock and 60,691 shares of Preferred Stock.

--------------------------------------------------------------------------------
   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [  ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.61% of Common Stock and 19.22% of Preferred Stock as a result of being the Managing Partner of SAJH Partners and 2.93% of Common Stock and 5.85% of Preferred Stock as a result of his sole ownership of shares.

--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

CUSIP No. 524816105                SCHEDULE 13D               Page 4 of 14 Pages


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Sarah Sokol Yeterian


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       Not Applicable


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY        -0-
   OWNED BY       --------------------------------------------------------------
   EACH           8    SHARED VOTING POWER
   REPORTING           -0-
   PERSON         --------------------------------------------------------------
   WITH           9    SOLE DISPOSITIVE POWER

                       -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       433,478 shares of Common Stock and 39,080 shares of Preferred Stock



--------------------------------------------------------------------------------
   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [  ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2% of Common Stock and 4% of Preferred Stock

--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

CUSIP No. 524816105                SCHEDULE 13D               Page 5 of 14 Pages


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Robert Alexander Sokol


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       Not Applicable


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY        -0-
   OWNED BY       --------------------------------------------------------------
   EACH           8    SHARED VOTING POWER
   REPORTING           -0-
   PERSON         --------------------------------------------------------------
   WITH           9    SOLE DISPOSITIVE POWER

                       -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       433,478 shares of Common Stock and 39,080 shares of Preferred Stock



--------------------------------------------------------------------------------
   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [  ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2% of Common Stock and 4% of Preferred Stock

--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

CUSIP No. 524816105                SCHEDULE 13D               Page 6 of 14 Pages


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Jacob Matthew Sokol


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       Not Applicable


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY        -0-
   OWNED BY       --------------------------------------------------------------
   EACH           8    SHARED VOTING POWER
   REPORTING           -0-
   PERSON         --------------------------------------------------------------
   WITH           9    SOLE DISPOSITIVE POWER

                       -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       433,478 shares of Common Stock and 39,080 shares of Preferred Stock



--------------------------------------------------------------------------------
   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [  ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2% of Common Stock and 4% of Preferred Stock

--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

CUSIP No. 524816105                SCHEDULE 13D               Page 7 of 14 Pages


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Heidi Michelle Sokol


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       Not Applicable


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY        -0-
   OWNED BY       --------------------------------------------------------------
   EACH           8    SHARED VOTING POWER
   REPORTING           -0-
   PERSON         --------------------------------------------------------------
   WITH           9    SOLE DISPOSITIVE POWER

                       -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       433,478 shares of Common Stock and 39,080 shares of Preferred Stock



--------------------------------------------------------------------------------
   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [  ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2% of Common Stock and 4% of Preferred Stock

--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

CUSIP No. 524816105                SCHEDULE 13D               Page 8 of 14 Pages


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       June M. Sokol


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       Not Applicable


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY        -0-
   OWNED BY       --------------------------------------------------------------
   EACH           8    SHARED VOTING POWER
   REPORTING           -0-
   PERSON         --------------------------------------------------------------
   WITH           9    SOLE DISPOSITIVE POWER

                       -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       411,005 shares of Common Stock and 37,086 shares of Preferred Stock



--------------------------------------------------------------------------------
   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [  ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2% of Common Stock and 4% of Preferred Stock

--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

CUSIP No. 524816105                SCHEDULE 13D               Page 9 of 14 Pages


ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D ("Statement") relates to the Common Stock, par value $.0001 per share (the "Common Stock") and the Series A Convertible Preferred Stock, par value $.0001 per share ("Preferred Stock") of First Medical Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1055 Washington Boulevard, Stamford, CT 06901.

ITEM 2. IDENTITY AND BACKGROUND

       Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on behalf of SAJH Partners, a Delaware general partnership ("SAJH Partners"), Dennis A. Sokol ("Dennis"), Sarah Sokol Yeterian ("Sarah"), Robert Alexander Sokol ("Robert"), Jacob Matthew Sokol ("Jacob"), Heidi Michelle Sokol ("Heidi") and June M. Sokol ("June"). SAJH Partners, Sarah, Robert, Jacob, Heidi and June are sometimes hereinafter referred to as the "Reporting Persons". None of the Reporting Persons have been a part (i) during the past ten (10) years in any bankruptcy or other insolvency proceeding, criminal proceeding or civil and administrative proceedings or (ii) during the past five (5) years in a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported in this Schedule 13D.

       SAJH PARTNERS

SAJH Partners is a Delaware general partnership, the principal business of which is to acquire, hold, trade, invest and deal with securities of the Issuer. The principal business address of SAJH Partners, which also serves as its principal office, is 33 Heritage Lane, Stamford, CT 06903. The sole Managing Partner of SAJH Partners is Dennis A. Sokol. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Dennis A.
Sokol is set forth below.

       DENNIS

Dennis, the sole Managing Partner of SAJH Partners, is a citizen of the United States of America and his principal business address is 1055 Washington Boulevard, Stamford, CT 06901 where his principal occupation is Chairman of the Board of Issuer.

       SARAH

Sarah is a citizen of the United States, resides at 28 Candlewood Road, Scarsdale, NY 10583, and is principally occupied as a homemaker at her residence.

       ROBERT

Robert is a citizen of the United States, resides at 33 Heritage Lane, Stamford, CT 06903. He recently received a Masters Degree from Boston University in Boston, Massachusetts and will soon assume the position of President of American Medical Clinics-Prague in Prague, Czech Republic.

       JACOB

Jacob is a citizen of the United States, resides at 33 Heritage Lane, Stamford, CT 06903, and is principally occupied as a student at Boston University in Boston, Massachusetts.

CUSIP No. 524816105                SCHEDULE 13D              Page 10 of 14 Pages


       HEIDI

Heidi is a citizen of the United States, resides at 33 Heritage Lane, Stamford, CT 06903, and is principally occupied as a caterer, but presently is unemployed.

       JUNE

June is a citizen of the United States, resides at 33 Heritage Lane, Stamford, CT 06903, and is principally occupied as a homemaker at her residence.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of the funds used by the Reporting Persons to purchase shares of the Common Stock and Preferred Stock are as follows:

Reporting Person              Source of Funds            Amount of Funds
----------------              ---------------            ---------------

SAJH Partners                 Other                      $66,250 (1)

Sarah Sokol Yeterian          Not Applicable             Not Applicable

Robert Alexander Sokol        Not Applicable             Not Applicable

Jacob Matthew Sokol           Not Applicable             Not Applicable

Heidi Michelle Sokol          Not Applicable             Not Applicable

June M. Sokol                 Not Applicable             Not Applicable

(1) Contributions from partners made on or about September 1, 1994 for the purpose of acquiring an equity interest in American Medical Clinics, Inc. ("AMC"). On or about December 31, 1995, AMC consolidated with MedExec, Inc. and its subsidiaries which resulted in a consolidated corporation named First Medical Corporation ("FMC"). SAJH's equity interest in AMC was converted into an equity interest in FMC. On July 10, 1997, a subsidiary of the Issuer was merged into FMC, thereby making FMC a wholly owned subsidiary of the Issuer and SAJH's equity interest in FMC was converted into an equity interest in the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired and continue to hold the shares of the Common Stock and Preferred Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem relevant to its investment decision, such Reporting Persons may purchase additional shares of the Common Stock and Preferred Stock in the open market or in private transactions. Depending on these same factors each Reporting Person may register and sell all or a portion of the shares of the Common Stock and Preferred Stock that it or he now owns or hereafter may acquire on the open market or in private transactions.

The Issuer, on November 13, 1997, authorized a 1-for-30 reverse stock split of the Common Stock. As a result of the reverse split each 30 shares of Common Stock reflected in this report will soon be converted into 1 share of Common Stock and each share of Preferred Stock, previously convertible into 250 shares of Common Stock and having a like number of votes per share, voting together with the Common Stock, will now be convertible into

CUSIP No. 524816105                SCHEDULE 13D              Page 11 of 14 Pages


8-1/3 shares of Common Stock, and will have a like number of votes per share, voting together with the Common Stock. All shares of stock reported in this
Schedule 13D are pre-reverse stock split. Additionally, the Issuer intends that the Common Stock, previously traded on but now delisted by the New York Stock Exchange because the Common Stock no longer meets the technical requirements to maintain its listing on the New York Stock Exchange, will be listed on the American Stock Oxchange once a pending Registration Statement relating to the registration of shares owned by various shareholders of the Company becomes effective. The Company has a pending application to have the Common Stock traded on the American Stock Exchange.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

At July 10, 1997, the Issuer had 22,522,500 shares of Common Stock outstanding and 1,037,461 shares of Preferred Stock outstanding.

       (a)

       SAJH PARTNERS

The aggregate number of shares of the Common Stock and Preferred Stock that SAJH Partners owns beneficially, pursuant to Rule 13d-3 under the Act is respectively 2,167,391 and 199,400, which constitute approximately 9.61% and 19.22% respectively of such outstanding stock as of July 10, 1997.

       DENNIS

Because of his position as Managing Partner of SAJH Partners, and on the basis of certain provisions of the Partnership Agreement, Dennis may, pursuant to Rule 13d-3 under the Act, be deemed to own beneficially 2,167,391 shares of Common Stock and 199,400 shares of Preferred Stock which constitutes respectively approximately 9.61% and 19.22% of such outstanding stock as of July 10, 1997. In addition, Dennis owns in his individual name 659,690 shares of Common Stock and 60,691 shares of Preferred Stock which constitute respectively approximately 2.93% and 5.85% of such outstanding stock as of July 10, 1997. Thus, Dennis is deemed to own an aggregate of 2,827,081 shares of Common Stock and 260,091 shares of Preferred Stock which constitute approximately 12.54% and 25.07% respectively of such outstanding stock as of July 10, 1997.

       SARAH

Because of her position as a general partner of SAJH Partners, and on the basis of certain provisions of the Partnership Agreement, Sarah may, pursuant to Rule 13d-3 under the Act, be deemed to own beneficially 433,478 shares of Common Stock and 39,080 shares of Preferred Stock which constitute approximately 2% and 4% respectively of the Common Stock and Preferred Stock as of July 10, 1997.

       ROBERT

Because of his position as a general partner of SAJH Partners, and on the basis of certain provisions of the Partnership Agreement, Robert may, pursuant to Rule 13d-3 under the Act, be deemed to own beneficially 433,478 shares of Common Stock and 39,080 shares of Preferred Stock which constitute approximately 2% and 4% respectively of the Common Stock and Preferred Stock as of July 10, 1997.

CUSIP No. 524816105                SCHEDULE 13D              Page 12 of 14 Pages


       JACOB

Because of his position as a general partner of SAJH Partners, and on the basis of certain provisions of the Partnership Agreement, Jacob may, pursuant to Rule 13d-3 under the Act, be deemed to own beneficially 433,478 shares of Common Stock and 39,080 shares of Preferred Stock which constitute approximately 2% and 4% respectively of the Common Stock and Preferred Stock as of July 10, 1997.

       HEIDI

Because of her position as a general partner of SAJH Partners, and on the basis of certain provisions of the Partnership Agreement, Heidi may, pursuant to Rule 13d-3 under the Act, be deemed to own beneficially 433,478 shares of Common Stock and 39,080 shares of Preferred Stock which constitute approximately 2% and 4% respectively of the Common Stock and Preferred Stock as of July 10, 1997.

       JUNE

Because of her position as a general partner of SAJH Partners, and on the basis of certain provisions of the Partnership Agreement, June may, pursuant to Rule 13d-3 under the Act, be deemed to own beneficially 411,005 shares of Common Stock and 37,086 shares of Preferred Stock which constitute approximately 2% and 4% respectively of the Common Stock and Preferred Stock as of July 10, 1997.

To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any other shares of the Common Stock or Preferred Stock.

       (b)

       SAJH PARTNERS

SAJH Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,167,391 shares of Common Stock and 199,400 shares of Preferred Stock. That power is exercised through the Managing Partner.

       DENNIS

In his capacity as the Managing Partner of SAJH Partners, Dennis has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,167,391 shares of the Common Stock and 199,400 shares of Preferred Stock. Additionally, Dennis has the same sole powers with respect to the 659,690 shares of Common Stock and 60,691 shares of Preferred Stock owned by him individually.

       SARAH

Sarah is a general partner of SAJH Partners. However, she has no power, sole or shared, to vote or direct the vote or to dispose or direct the disposition of her 20% equity interest in SAJH Partners represented by 433,478 shares of the Common Stock and 39,080 shares of the Preferred Stock attributable to her general partnership interest in SAJH Partners. Her power is limited to a shared power to remove the Managing Partner upon unanimous consent or vote of the Partners and to elect a new Managing Partner either upon his removal or resignation.

       ROBERT

Robert is a general partner of SAJH Partners. However, he has no power, sole or shared, to vote or direct the vote or to dispose or direct the disposition of his 20% equity interest in SAJH Partners represented by 433,478 shares

CUSIP No. 524816105                SCHEDULE 13D              Page 13 of 14 Pages


of the Common Stock and 39,080 shares of the Preferred Stock attributable to his general partnership interest in SAJH Partners. His power is limited to a shared power to remove the Managing Partner upon unanimous consent or vote of the Partners and to elect a new Managing Partner either upon his removal or resignation.

       JACOB

Jacob is a general partner of SAJH Partners. However, he has no power, sole or shared, to vote or direct the vote or to dispose or direct the disposition of his 20% equity interest in SAJH Partners represented by 433,478 shares of the Common Stock and 39,080 shares of the Preferred Stock attributable to his general partnership interest in SAJH Partners. His power is limited to a shared power to remove the Managing Partner upon unanimous consent or vote of the Partners and to elect a new Managing Partner either upon his removal or resignation.

       HEIDI

Heidi is a general partner of SAJH Partners. However, she has no power, sole or shared, to vote or direct the vote or to dispose or direct the disposition of her 20% equity interest in SAJH Partners represented by 433,478 shares of the Common Stock and 39,080 shares of the Preferred Stock attributable to her general partnership interest in SAJH Partners. Her power is limited to a shared power to remove the Managing Partner upon unanimous consent or vote of the Partners and to elect a new Managing Partner either upon his removal or resignation.

       JUNE

June is a general partner of SAJH Partners. However, she has no power, sole or shared, to vote or direct the vote or to dispose or direct the disposition of her 19% equity interest in SAJH Partners represented by 411,005 shares of the Common Stock and 37,086 shares of the Preferred Stock attributable to her general partnership interest in SAJH Partners. Her power is limited to a shared power to remove the Managing Partner upon unanimous consent or vote of the Partners and to elect a new Managing Partner either upon his removal or resignation.

       (c)To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock or Preferred Stock in the past 60 days.

       (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by them.

       (e)Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The following description of the General Partnership Agreement of SAJH Partners (the "Partnership Agreement") does not purport to be complete and is qualified in its entirety by reference to such Partnership Agreement, which is being filed as an exhibit to this Statement. The Partnership Agreement provides that the Managing Partner has the full power, in his discretion, to manage the Partnership's business. Distributions of Partnership cash must be made annually to the extent the Managing Partner determines the cash is not necessary for the operation of the Partnership business. Distributions must be made in proportion to Partners' respective Percentages. See Item 5 for other provisions of the Partnership Agreement.

CUSIP No. 524816105                SCHEDULE 13D              Page 14 of 14 Pages


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 24.1 Power of Attorney granting authority to sign on behalf of the persons filing this Schedule 13D, filed herewith.

Exhibit 99.1   Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2 General Partnership Agreement of SAJH Partners and Amendment to General Partnership Agreement, filed herewith.


                                        SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            SAJH PARTNERS

                                        /s/  Dennis A. Sokol
                                             ----------------------------------
                                        By:  Dennis A. Sokol
                                             Managing Partner

                                        /s/  Dennis A. Sokol
                                             ----------------------------------
                                             Dennis A. Sokol

                                        /s/  Dennis A. Sokol
                                             ----------------------------------
                                             Dennis A. Sokol
                                             Attorney-in-Fact for each of:
                                             Sarah Sokol Yeterian (1)
                                             Robert Alexander Sokol (1)
                                             Jacob Matthew Sokol (1)
                                             Heidi Michelle Sokol (1)
                                             June M. Sokol (1)

(1) A Power of Attorney authorizing Dennis A. Sokol to act on behalf of Sarah Sokol Yeterian, Robert Alexander Sokol, Jacob Matthew Sokol, Heidi Michelle Sokol and June M. Sokol is attached hereto as Exhibit 24.1.


                                  EXHIBIT INDEX

Exhibit 24.1 Power of Attorney granting authority to sign on behalf of the persons filing this Schedule 13D, filed herewith.

Exhibit 99.1        Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2        General   Partnership   Agreement  of  SAJH   Partners  and
                    Amendment to General Partnership Agreement, filed herewith.